UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

WESTERN LUCRATIVE ENTERPRISES, INC.

(Exact name of registrant as specified in its corporate charter)

Iowa	001-34713	26-13045445
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

64 North Pecos Road, Suite 900 Henderson, Nevada 89074
(Address of principal executive offices)

Registrant’s telephone number, including area code: (702) 472-5066

WESTERN LUCRATIVE ENTERPRISES, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF WESTERN LUCRATIVE ENTERPRISES, INC.

INTRODUCTION

This Information Statement is being mailed on or about February 22, 2018 to the holders of record on the close of business on February 20, 2018 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Western Lucrative Enterprises, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain Stock Purchase Agreement (the “SPA”) entered into as of January 31, 2018, by and among Dempsey Mork, Tonbridge, LLC and Magellan Capital Corp. 401K Profit Sharing Plan, as sellers, and Wenjian Liu, as buyer. Pursuant to the SPA, the buyer paid a total consideration of $325,000 in cash from his personal funds.

The purchase and sale of 16,930,000 shares of Common Stock as contemplated by the SPA (the “Purchase”) closed on February 12, 2018 and the change in the composition of the Board will become effective ten days after the mailing of this Information Statement (the “Effective Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the Purchase, the buyer owns 16,930,000 shares of Common Stock, or 90.4% of the Company’s outstanding voting securities, resulting in a change in control of the Company.

In connection with the change in control, Dempsey Mork, the Company’s Chief Executive Officer, Chief Financial Officer, Secretary and sole director, has resigned from his officer positions with the Company and will resign from his director position, which resignation will become effective on the Effective Date.

Wenjian Liu was appointed Chief Executive Officer, Chief Financial Officer and Secretary of the Company, effective February 12, 2018. In addition, the Board has elected Wenjian Liu as sole director to fill the vacancy created following the effectiveness of Mr. Mork’s resignation.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

To the Company’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 75,000,000 shares of Common Stock, par value $0.001 per share. Each share of Common Stock is entitled to one vote. As of the Record Date, 18,735,000 shares of Common Stock were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company and (iii) by all executive officers and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

The business address of each person listed below is 64 North Pecos, Suite 900, Henderson, Nevada 89012.

	Number of Shares Owned	Percentage of Shares Owned

Name and Address

5% Stockholders
Wenjian Liu	16,390,000	90.4%
Directors and Officers
Wenjian Liu	16,390,000	90.4%
Dempsey Mork	-	-
All officers and directors as a group (two persons)	16,390,000	90.4%

(1)

DIRECTORS AND OFFICERS

The following table sets forth information regarding the Company’s directors and officer:

Name	Age	Positions	Date First Appointed
Dempsey Mork	75	Director	December 12, 2017
Wenjian Liu	40	Chief Executive Officer, Chief Financial Officer and Secretary	February 12, 2018

Dempsey Mork. Mr. Mork, 75, is a retired consultant, who has been assisting public companies for the past five years.

Wenjian Liu was appointed as the Chief Executive Officer, Chief Financial Officer and Secretary of the Company on February 12, 2018. Mr. Liu, 40, has been serving as a director of Yueaotong Finance and Tax Management Limited since 2013. In addition, since 2013, Mr. Liu has served as the general manager of the Guangdong Baofeng Law Firm. Mr. Liu obtained his diploma of law from the Hunan Business School – Faculty of Law.

Director Independence

The Company does not have any independent directors. The Company is not required to maintain a majority of independent directors under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by the Board as a whole.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, Wenjian Liu serves as the Company’s Chief Executive Officer and upon the Effective Date, will serve as the sole director. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company.

Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at 64 North Pecos, Suite 900, Henderson, NV 89012.

Board Meetings

During its fiscal year ended December 31, 2017, the Company did not hold any meetings of the Board.

Family Relationships

There are no family relationships between or among the Company’s directors and executive officer.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the Purchase, the Company entered into a cancellation of debt agreement with Millennium Group, Inc., dated as of January 31, 2018, for the cancellation of $11,863.47 in aggregate principal and accrued interest under a promissory note, dated August 20, 2012. The President of Millenium Group, Inc. is Jonathan Mork, the son of our sole director and former Chief Executive Officer, Dempsey Mork. The Company also entered into a cancellation of debt agreement with Savile Town Investments, Inc., dated as of January 31, 2018, for the cancellation of $1,881.51 in aggregate principal and accrued interest under a promissory note, dated December 31, 2012, which was assigned to Codell Financial Services, LLC on April 26, 2017. The President of Savile Town Investments, Inc. and the Manager of Codell Financial Services, LLC is Neville Pearson, who is the former President, Chief Executive Officer and director of the Company. In addition, the Company entered into a cancellation of debt agreement with Magellan Capital Partners, Inc. (“Magellan”), dated as of January 31, 2018, for the cancellation of $7,526.03 in aggregate principal and accrued interest under a promissory note, dated December 31, 2012.

The Company also entered into a debt assumption and conversion agreement, dated as of January 31, 2018, pursuant to which $30,814.82 in accounts payables and accrued expenses owed to Magellan were converted into 10,230,000 shares of the Company’s common stock, issued in the name of Tonbridge, LLC, a company under common control with Magellan. Our former Chief Executive Officer, Dempsey Mork, is the president of Magellan.

The Board is responsible to approve all related party transactions. The Company has not adopted written policies and procedures specifically for related person transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and beneficial holders of more than 10% of its Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of its equity securities. Except for the failure of each of Dempsey Mork, Neville Pearson and Randall A. Baker to timely file a Form 3 upon becoming reporting persons, the Company is not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of its Common Stock failed to comply with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

The Company’s sole officer and director did not receive any compensation for his services rendered to the Company for the fiscal year ended December 31, 2017. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 20, 2018	WESTERN LUCRATIVE ENTERPRISES, INC.

	By:	/s/ Wenjian Liu
Name: Wenjian Liu
Title: Chief Executive Officer